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                                                               EXHIBIT (A)(5)(B)

MONDAY OCTOBER 8, 6:37 PM EASTERN TIME

PRESS RELEASE

SOURCE: ARV Assisted Living Inc.

ARV ASSISTED LIVING INC. ANNOUNCES MANAGEMENT CONTRACT CHANGES


COSTA MESA, Calif. -- (BUSINESS WIRE) -- Oct. 8, 2001 -- ARV Assisted Living Inc. (AMEX: SRS - news) today announced that it has entered into new property management contracts with an affiliate of Texas-based Lone Star Funds, providing for ARV to manage three assisted living communities located in Texas and New Mexico.

Since 1995, Lone Star Funds has organized equity investments in excess of $4 billion for real estate related investments. Lone Star Funds has appointed ARV to manage a 99-unit community in Harlingen, Texas providing assisted living and Alzheimer's care, a 92-unit community in Roswell, N.M. providing assisted living and Alzheimer's care, and a 12-unit seniors apartment project also in Roswell.

In addition, the parties are negotiating to appoint ARV as manager of a 52-unit assisted living community in Denison, Texas within the next several weeks. These new management contracts provide for ARV to realize significant base management fees and the opportunity to earn incentive management fees based upon improved

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incentive management fees based upon improved operations.

ARV also announced that as the result of its election not to exercise an uneconomic real estate purchase option, it was removed as a manager of Encino Renovation LLC and Berkshire Renovation LLC (companies), pursuant to an Oct. 1, 2001 notice received from the remaining, and now sole, manager of the companies, Vintage/ABR (Renovation) LLC (Vintage/ABR).

Although Vintage/ABR has taken no further action as of the date of this release, the operating agreements for both companies provide that Vintage/ABR may elect to terminate ARV as manager of the Encino Terrace assisted living community located in Encino, Calif. and of the Berkshire assisted living community located in Berkeley, Calif. and designate a successor manager, which may be one of its own members, under terms negotiated by Vintage/ABR.

The selection of the new property manager will remain subject to approval by the first mortgage lender for the communities and such approval is not assured. Termination of ARV's management of the two communities could result in the loss of gross management fees in the amount of $130,000 annually. ARV is reviewing the situation and will respond as deemed necessary.

In a related development, ARV, as the managing general partner of American Retirement Villas Properties III L.P. (ARVP III), received notice of an unsolicited offer to purchase up to 10,000 limited partnership units of ARVP III for a net cash price of $300 per unit in cash from C3 Capital, LLC, subject to reduction under certain circumstances. The offer is subject to various conditions.

Vintage Senior Housing LLC, a managing member of Vintage/ABR, is also a member of C3 Capital LLC. ARV also confirmed its receipt of notice that C3 Capital LLC intended to solicit the consent of the ARVP III limited partners to remove ARV as the managing general partner of the partnership and terminate ARV as the manager to the two assisted living communities owned by ARVP III in Camarillo, Calif. and Chandler, Ariz.

At the same time, C3 Capital LLC proposes to appoint its own member, Vintage Senior Housing LLC, as the new property manager for the communities. In the event that C3 Capital LLC succeeds in removing ARV as the managing general partner and terminating the ARV property management agreements, ARV will sustain the loss of gross management and administration fees in the amount of $450,000 per year.

ARV, as the managing general partner, will review the offer, evaluate alternatives, and promptly make a recommendation regarding the offer to the limited partners. ARV has urged the limited partners not to take any action with respect to the offer until ARV makes its recommendation.

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Founded in 1980, ARV is one of the largest operators of assisted living communities in the nation, currently operating 57 communities containing approximately 6,800 units in 10 states.

This news release includes statements that may constitute "forward-looking" statements, usually containing the words "believe", "estimate", "project", "expect" or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that would cause or contribute to such differences include, but are not limited to, continued acceptance of the company's products and services in the marketplace, competitive factors, changes in regulatory environments, and other risks detailed in the company's periodic reports filed with the Securities and Exchange Commission. By making these forward-looking statements, the company undertakes no obligation to update these statements for revisions or changes after the date of this release.

This news release is for informational purposes only. It does not constitute a solicitation/recommendation statement with respect to the tender offer for ARVP III's limited partnership units or a solicitation of consents with respect to the limited partnership units. ARVP III's unitholders will be able to obtain ARV's solicitation/recommendation statement with respect to the tender offer for free when it becomes available at the SEC's Web site at www.sec.gov. ARV urges the ARVP III unitholders to carefully review any such solicitation/recommendation statement prior to making any decisions with respect to the tender offer proposal.

Contact:

   ARV Assisted Living Inc., Costa Mesa
   Abdo H. Khoury, 714/751-7400